UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 3

                          Pre-Paid Legal Services, Inc.
                       (Name of Subject Company (Issuer))

                          Pre-Paid Legal Services, Inc.
                        (Name of Filing Person (Offeror))

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   740065 107
                      (CUSIP Number of Class of Securities)

                                   Randy Harp
                             Chief Operating Officer
                          Pre-Paid Legal Services, Inc.
                                One Pre-Paid Way
                               Ada, Oklahoma 74820
                                 (580) 436-1234
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 WITH A COPY TO:

                            Michael M. Stewart, Esq.
                   Crowe & Dunlevy, A Professional Corporation
                          20 North Broadway, Suite 1800
                             Oklahoma City, OK 73102
                                 (405) 235-7700

                            CALCULATION OF FILING FEE
Transacton valuation*                                     Amount of filing fee:
   $25,493,468.00                                                $3,230.06

* Calculated solely for purposes of determining the filing fee, in accordance with Rule 0-11 of the Securities Exchange Act of 1934. This calculation is based on the final tender results of purchases of 980,518 shares of common stock of Pre-Paid Legal Services, Inc. at the maximum tender offer purchase price of $26.00 per share in cash.

[x] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $3,294.24  Filing Party:  Pre-Paid Legal Services, Inc.
Form or Registration No.:  Schedule TO              Date Filed:  August 27, 2004

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[] going private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of a tender offer: [X]

     This Amendment No. 3 amends and supplements the Tender Offer Statement Schedule TO filed with the Securities and Exchange Commission on August 27, 2004 (the "Schedule TO") filed by Pre-Paid Legal Services, Inc. (the "Company" or "PPLS") relating to the offer of PPLS to purchase up to 1,000,000 shares of its common stock at a price not greater than $26.00 nor less than $22.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 26, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal"), which, as amended or supplemented from time to time together constitute the tender offer and which are appended to and filed with the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 is hereby amended and supplemented by adding the following language:

     The tender offer expired at 5:00 p.m., New York City time, on September 28, 2004. A total of 980,518 shares were properly tendered and not properly withdrawn at prices not greater than $26.00 nor less than $22.50 per share prior to the expiration of the tender offer. Pre-Paid accepted for payment a total of 980,518 shares at a purchase price of $26.00 per share. Pre-Paid funded the purchase price of $25.5 million with $6.5 in available cash and $19 million in borrowings under its amended stock purchase loan.

ITEM 11.  ADDITIONAL INFORMATION.

Item 11 is hereby amended and supplemented by adding the following information:

     On October 5, 2004, the Company issued a press release announcing the final results of the tender offer, which expired at 5:00 p.m., New York City time, September 28, 2004. A copy of the press release is filed as Exhibit (a)(5)(vii) to the Schedule TO and is incorporated herein by reference.

ITEM 12.  EXHIBITS.

Item 12 is hereby amended and supplemented to add the following:

Exhibit Number           Description
(a)(5)(vii)              Press release dated October 5, 2004 announcing final
                         results of the Offer.

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

                                   PRE-PAID LEGAL SERVICES, INC.


Date:  October 5, 2004             By: /s/Randy Harp
                                       -------------
                                       Randy Harp, Chief Operating Officer

                                  EXHIBIT INDEX



Exhibit Number              Description
(a)(5)(vii)                 Press release dated October 5, 2004 announcing
                            preliminary results of the Offer.

                               EXHIBIT (a)(5)(vii)

For Immediate Release                           Company  Steve Williamson
Tuesday, October 5, 2004                        Contact:    (580) 436-1234


                     PRE-PAID LEGAL SERVICES, INC. ANNOUNCES
                              FINAL RESULTS OF ITS
                       MODIFIED DUTCH AUCTION TENDER OFFER
     ADA, OK, October 5, 2004 - Pre-Paid Legal Services, Inc. (NYSE:PPD), today announced the final results of its modified Dutch auction tender offer, which expired at 5:00 p.m. Eastern Standard Time, on September 28, 2004. The Company commenced the tender offer on August 26, 2004 to purchase up to 1,000,000 shares of its common stock at a price between $22.50 and $26.00 per share, net to the seller in cash, without interest. Based on the final count by UMB Bank, N.A., the depositary for the tender offer, 980,518 shares of common stock were properly tendered and not withdrawn. The final count of shares purchased is less than the amount communicated in the Company's preliminary announcement on September 29, 2004, by 74,530 shares, reflecting failed delivery of these shares prior to 5:00 p.m. on October 1, 2004. The Company has purchased all of the 980,518 tendered shares of its common stock at a price of $26.00 per share, at a total cost of approximately $25.5 million. The Company financed the purchase of its securities in the tender offer using $6.5 million in available cash and $19 million in borrowings under its amended stock purchase loan.

     As a result of the completion of the tender offer, the Company has 15,502,628 shares outstanding. Georgeson Shareholder Communications, Inc. acted as information agent for the offer.

     About Pre-Paid Legal Services, Inc.
     Pre-Paid Legal Services, Inc. develops, underwrites and markets legal service plans across North America. The plans provide for legal service benefits, including unlimited attorney consultation, letter writing, document preparation and review, will preparation, traffic violation defense, automobile-related criminal charges defense and a general trial defense. More information can be located at the Company's homepage on the worldwide web at http://www.prepaidlegal.com/.


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